Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2022

________________________

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on June 21, 2022 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.	To approve the re-election of Dr. Revital Mandil-Levin to the board of directors, to serve until the third annual meeting after the Meeting.

2.	To approve a 2022 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

3.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which will be described in the Proxy Statement to be provided separately.

Shareholders of record at the close of business on May 16, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement to be provided separately, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.